Mail Stop 3-8

				May 25, 2005

By Facsimile and U.S. Mail

Russell Girling
Chief Financial Officer
TransCanada Corporation
450 - 1st Street SW
Calgary, AB T2P5

		Re:	TransCanada Corporation
			File No. 1-31690
			Form 40-F for the year ended December 31, 2004

			TransCanada Pipelines LTD
			File No. 1-08887
			Form 40-F for the year ended December 31, 2004

Dear Mr. Girling:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 13, 2005. Our review resulted in the following accounting comment.

Form 40-F for the Year Ended December 31, 2004

1. We note your response to comment 3 of our letter dated April
22,
2005. It appears that EITF 88-18 is not applicable to the accounting for the sale Power LP units as EITF 88-18 addresses sales of future revenues or income. In your situation, a subsidiary sold equity shares that you agreed to repurchase at a future date. The accounting for your transaction appears to be more appropriately addressed in question 2 of SAB Topic 5:H. Given the materiality of the amounts recognized in earnings under US GAAP, please amend the note to your financial statements included as part of your 2004 Form
40-F to eliminate gains associated with the Power LP transactions from 1997 through 2003.



	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.
`
		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Russell Girling
TransCanada Corporation
May 25, 2005
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